UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value  $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Robert Saperstein 330 Madison Avenue New York, NY 10017 (212) 901-9402
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

SCHEDULE 13D

CUSIP No. 25272T 104	Page 2 of 7

1.	NAMES OF REPORTING PERSONS Zachary D. Warren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	10,714
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	10,714
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,714
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.014% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 75,447,688 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D.

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.01 per share (the “Common  Stock”), of Diamond Resorts International, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

Item 2.	Identity and Background

This statement is being filed by Zachary D. Warren (“Mr. Warren” or the “Reporting Person”), a United States citizen whose principal business address 100 Wilshire Boulevard, 5th Floor, Santa Monica, California, 90401.  Mr. Warren is a senior managing director of Guggenheim Partners, LLC (“Guggenheim Partners”).  Mr. Warren also serves as director on the board of directors of the Issuer (the “Board”).

The Reporting Person has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is deemed to be a member of a “group,” as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-5 promulgated thereunder, as a result of being party to the Stockholders Agreement (as defined herein), as more fully described in Items 4 and 5 hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On July 24, 2013, the Issuer closed the initial public offering (the "IPO") of an aggregate of 17,825,000 shares of Common Stock at the IPO price of $14.00 per share.  In the IPO, the Issuer sold 16,100,000 shares of Common Stock, and Cloobeck Diamond Parent, LLC (“CDP”), in its capacity as a selling stockholder, sold 1,725,000 shares of Common Stock.

In connection with the closing of the IPO, (i) each member of the Board who is not an officer or employee of the Issuer, or the Chairman or Vice Chairman of the Board (each such individual, including Mr. Warren, a “Non-Officer Director”), was granted shares of restricted common stock for service on the Board, pursuant to the Issuer’s 2013 Incentive Compensation Plan (the “Plan”), and (ii) each Non-Officer Director received shares of fully vested Common Stock in lieu of the cash retainer to which such Non-Officer Director was otherwise entitled, pursuant to the Non-Officer Director Share Accumulation Program adopted as part of the Issuer’s 2013 Incentive Compensation Plan.  Pursuant to the Non-Officer Director Share Accumulation Program, each Non-Officer Director is entitled to elect to utilize all or a portion of his annual retainer fee to acquire shares of Common Stock.  Mr. Warren has elected to utilize all of his annual cash retainer fee to acquire shares of Common Stock, as more particularly described below.

In connection with the foregoing, on June 24, 2013, Mr. Warren, (i) was granted 5,357 shares of restricted common stock, which vest in three equal annual installments on each of the first three anniversaries of the July 24, 2013 grant date, for service on the Board, pursuant to the Plan, and (ii) received 5,357 shares of fully vested Common Stock in lieu of a $75,000 cash retainer to which Mr. Warren was otherwise entitled, pursuant to the Non-Officer Director Share Accumulation Program adopted as part of the Plan.

The summaries contained herein of the Plan and the Non-Officer Director Share Accumulation Program do not purport to be complete and are qualified in their entirety by reference to the full text of such documents (or in the case of the Non-Officer Director Share Accumulation Program, the form of such document), which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The disclosure set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

In connection with the closing of the IPO, Mr. Warren has entered into a Stockholders’ Agreement, dated as of July 17, 2013 (the “Stockholders Agreement”), with other individuals and entities who are now stockholders of the Issuer.  The Stockholders Agreement covers an aggregate of 40,119,261 shares of Common Stock, representing approximately 53.2% of the outstanding Common Stock.  In addition, CDP and DRP Holdco, LLC (“DRPH”), which beneficially own an aggregate of approximately 22.0% and 15.0%, respectively, of the Common Stock, and are parties to the Stockholders Agreement, entered into a Director Designation Agreement, dated as of July 17, 2013 (the “Director Designation Agreement”), with the Issuer.

Pursuant to the Director Designation Agreement, (i) CDP has the right to designate up to two of the Issuer’s directors, for so long as CDP and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, and (ii) DRPH has the right to designate up to two of the Issuer’s directors, for so long as DRPH and its affiliates, collectively, own at least ten percent (10%) of the issued and outstanding shares of Common Stock, provided that, in each case, if the Board determines in good faith, after consultation with outside legal counsel, that the nomination of any such designee would constitute a breach of its fiduciary duties to the Issuer’s stockholders, CDP or DRPH, as applicable, must designate another individual (who will also be subject to the same determination by the Board).  Pursuant to the Director Designation Agreement, DRPH designated Mr. Warren and Mr. B. Scott Minerd, Global Chief Investment Officer of Guggenheim Partners Investment Management, LLC and a Managing Partner of Guggenheim Partners, to serve as directors on the Issuer’s Board.

Pursuant to the Stockholders Agreement, each of the parties thereto has agreed to cause the shares of Common Stock held by such party to be voted, at any meeting of stockholders of the Issuer called for such purpose, for the individuals nominated by the Board for election to the Board (including those nominees selected by CDP and DRPH pursuant to the Director Designation Agreement). Each of the parties to the Stockholders Agreement has agreed to appoint Stephen J. Cloobeck and David F. Palmer as their proxies and attorneys-in-fact to vote their shares of Common Stock in the event that they fail to vote in accordance with the provisions of the Stockholders Agreement.  In addition, in the event that any party to the Stockholders Agreement transfers any shares of Common Stock to an affiliate, another party to the Stockholders Agreement or an affiliate of another party to the Stockholders Agreement, the transferee will be required to sign a binding joinder to the Stockholders Agreement.

As a result of the Stockholders Agreement, the parties thereto are deemed to constitute a "group," for purposes of the Exchange Act, that holds more than 50% of the Common Stock, and the Issuer has indicated that it will therefore qualify as a “controlled company” under the corporate governance rules of the New York Stock Exchange.

In connection with the closing of the IPO, certain parties to the Stockholders Agreement purchased shares of Common Stock in the IPO pursuant to the directed share program established by the underwriters for the IPO.

The transactions contemplated by the Stockholders Agreement and the Director Designation Agreement may result in certain actions specified in Items 4(a) through (j) of

Schedule 13D, including changes in the Board. In his capacity as a director on the Issuer’s Board, Mr. Warren is and will be significantly involved in the affairs of the Issuer and in this capacity could take or support actions that relate to or would result in the matters set forth in Items 4(b) through (j) of Schedule 13D.  Furthermore, as a stockholder of the Issuer, on an ongoing basis, Mr. Warren will review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, Mr. Warren may, from time to time, determine to increase or decrease his ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  Except as otherwise provided herein, Mr. Warren currently has no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The summaries contained herein of the Stockholders Agreement and the Director Designation Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the forms of such documents, which are included as Exhibits 3 and 4, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)  The Reporting Person may be deemed to beneficially own, in the aggregate, 10,714 shares of Common Stock, representing approximately 0.014% of the Issuer’s outstanding Common Stock (based on 75,447,688 shares of Common Stock outstanding).

(b)  The Reporting Person has sole voting power and sole dispositive power with regard to the 10,714 shares of Common Stock reported in this Schedule 13D.

The share ownership reported for the Reporting Person does not include any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D. The Reporting Person is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Stockholders Agreement. The Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent disclosed in this Schedule 13D.

(c)  No transactions in the Common Stock have been effected by the Reporting Person within the past 60 days, except as disclosed under Item 3 of this Schedule 13D, all of which disclosures are incorporated herein by reference.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The responses set forth in Items 3 and 4 of this Schedule 13D are hereby incorporated by reference.

Each of the Issuer’s officers, directors and principal stockholders (including the Reporting Person) has executed a Lock-Up Agreement (each, a “Lock-Up Agreement” and, collectively, the “Lock-Up Agreements”).  Each of the Lock-Up Agreements provides that the party thereto will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, for a period of 180 days after July 18, 2013 (which 180-day period is subject to extension under certain specified conditions).

The description and summary of the Lock-Up Agreements set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of such document, which is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.
Diamond Resorts International, Inc. 2013 Incentive Compensation Plan (incorporated by reference to Exhibit 10.48 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)

2.	Form of Non-Officer Director Share Accumulation Program*
3.	Form of Stockholders Agreement (incorporated by reference to Exhibit 10.45 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
4.	Form of Director Designation Agreement (incorporated by reference to Exhibit 10.44 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
5.	Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer on July 9, 2013)
6.	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Person on July 18, 2013)

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 2013
ZACHARY D. WARREN

By:	/s/ Robert Saperstein
Name: Robert Saperstein, attorney-in-fact for Zachary D. Warren